United States Securities and Exchange Commission Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	1-31771

MEDLINK INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

150 Motor Parkway, Suite 401 Hauppauge, NY 11788 (631) 342-8800
(Address, including zip code, and telephone number, including are code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share Class B Common Stock, par value $0.001 per share Preferred Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)
Rule 12g-4(a)(2)	X
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date:
Class A Common Stock, par value $0.001 per share:	Three hundred and twenty four (324) holders
Class B Common Stock, par value $0.001 per share:	One (1) holder
Preferred Stock, par value $0.001 per share:	Two (2) holders

           Pursuant to the requirements of the Securities Exchange Act of 1934, MedLink International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 26, 2012	By:	/s/ Ray Vuono
Ray Vuono, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.